SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-15087


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 31, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant      Trailer Bridge, Inc.

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

                            10405 New Berlin Road E.
                             Jacksonville, FL 32226

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[_]  |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Waiting for additional supporting information necessary for issuance of an unqualified opinion.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        William G. Gotimer, Jr.                     (212)        935-9518
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Trailer Bridge, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 1, 2003             By    /s/ John D. McCown
    -------------------            ---------------------------------------------
                                      John D. McCown
                                      Chairman of the Board and
                                      Chief Executive Officer

Year ended December 31, 2002 Compared to Year ended December 31, 2001

Operating revenues decreased $7.8 million, or 9.6%, to $73.8 million during 2002 from $81.6 million during 2001. This decrease in operating revenues was due to a $6.5 million or 8.8% decrease in total Puerto Rico revenue to $67.4 million due to decreased volume resulting from the Company's cessation of its Northeast service and a decrease of $1.3 million in non-Puerto Rico domestic revenue and other revenue. The overall market to Puerto Rico, particularly with regard to the movement of used automobiles, not in trailers and shipper owned or leased movements, was characterized by overcapacity and intense rate competition during the first half of 2002 and more stable market conditions after the cessation of operations by a competitor of the Company in mid-year. The Company's fuel surcharge is included in the Company's revenues and amounted to $2.6 million in 2002 and $3.4 million in 2001.

Operating expenses decreased $21.9 million, or 27.6% from $107.6 million in 2001 to $77.9 million for 2002. This decrease was due to significant decreases in all areas other than insurance and claims that increased $386,377 or 14.6% due to higher insurance premium rates.

As a result of the factors described above the Company reported a net loss of $7.1 million for 2002 compared to net loss of $29.4 million in 2001.